Vail Banks, Inc.
Administrative Center
P.O. Box 1210, 20 Lindbergh Drive
Gypsum, Colorado 81637
(970) 328-9717
bburt@weststarbank.com

March 21, 2006

Mr. Paul Cline
Senior Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Cline:

The following information is provided in response to your letter dated March 9, 2006 in order of your two questions:

Your first question
•	Note 6: Goodwill and Other Intangible Assets, page F-20 -
•  “We note that in 2003 you recorded an adjustment to reflect an unrecorded deferred tax liability and goodwill as a result of your 1997 acquisition of the Vail Bank building. Please explain to us the nature of the transaction and how this resulted in the deferred tax liability and goodwill. Please refer us to the accounting literature considered.”

Our response to your first question
•
As we stated in our letter dated September 7, 2005, goodwill of $939,000 should have been recognized at the time of purchase in December 1997, in accordance with APB 16 purchase accounting. As we disclosed in our letter to you dated March 7, 2006, consideration of $300,000 cash and preferred stock of $2,960,000 were issued to increase the Company’s ownership of the business called VNB Building Corp. (also called Vail 108) from 28 percent to 100 percent. The Vail bank building (discussed in previous letters) was the most significant asset purchased.

•
Goodwill should have been recorded as an offset to additional liabilities that should have been recognized at the time of purchase in December 1997. In 2003 when this was discovered, Management made the determination that this was not an error in the financial statements of Vail 108, however, it was a tax liability (unrecorded by the purchasing entity) that arose as a result of the transaction due to the difference between the tax and book basis of the building at the time of the merger.

•
Management determined in 2003 that the offset to the deferred tax liability that needed to be recorded should be booked as goodwill (as opposed to expense) due to the intangible value of owning the subject property in the center of Vail, Colorado.

Your second question
•
“In order for us to more fully understand the transaction and the error which was corrected in 2003, please provide us the journal entries which were originally booked in 1997 and the journal entries which should have been booked in 1997.”

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March 20, 2006

Our response to your second question
•
Please refer to our letter to you dated March 10, 2006 for the purchase price allocation resulting from this purchase transaction. That table was an excerpt from our audited financial statements for the year ended December 31, 1997.

•	The entry that should have been booked in December 1997 as part of the purchase of Vail 108 was:

Debit	Goodwill	$939,000
Credit	Deferred Income Tax Liability		$939,000

This liability was not reflected in the purchase price allocation in 1997 and therefore, goodwill was not booked. Please refer to our letter to you dated September 7, 2005 where we showed goodwill, deferred taxes, and net income for the years effected; what was reflected in our financial statements vs. what should have been recorded had the entry above been made in 1997. We are unable to provide the detailed journal entries from 1997 due to the time that has passed; however, the $939,000 deferred tax liability represents the entire amount of the book to tax difference in the building that arose at the time of purchase and was not dependent on any other journal entries that would have been recorded in 1997.

We would be pleased to discuss this response with you as soon as reasonably possible. Please call me at (970) 328-9711 to discuss any questions you may have. Also, we would appreciate it if future correspondence could be faxed to my attention at (970) 328-9704, which will expedite my receipt of your comments.

Sincerely,

/s/ Brady Burt

Brady Burt
Executive Vice-President and Chief Financial Officer
Vail Banks, Inc.

Cc:
E.B. Chester, Chairman Vail Banks, Inc.
Gary Judd, CEO and President Vail Banks, Inc.
Lisa M. Dillon, Vice-Chairman Vail Banks, Inc.
Ray Verlinde, Senior Executive Vice-President and Chief Administrative Officer Vail Banks, Inc.
Dan E. Godec, President WestStar Bank